Condensed Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
For the three and nine months ended September 30, 2023

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents (note 4)	$39,981	$11,666
Marketable securities	—	20,472
Other receivables (note 4)	630	521
Prepaid expenses (note 4)	4,726	3,025
Total current assets	45,337	35,684
Property and equipment	299	356
Right-of-use assets (note 5)	453	296
Prepaid expenses (note 4)	—	998
Total assets	$46,089	$37,334
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (note 4)	$4,536	$3,650
Other liabilities	93	—
Lease liabilities (note 5)	191	216
Warrant derivative (note 6)	5,198	79
Total current liabilities	10,018	3,945
Contract liability	6,730	6,730
Lease liabilities (note 5)	323	157
Total liabilities	17,071	10,832
Commitments and contingencies (note 10)
Shareholders' equity
Share capital (note 7) Authorized: unlimited Issued: September 30, 2023 – 73,398,847 December 31, 2022 – 61,327,914	428,826	404,040
Contributed surplus (note 8)	41,591	40,051
Accumulated other comprehensive income	655	662
Accumulated deficit	(442,054)	(418,251)
Total shareholders' equity	29,018	26,502
Total liabilities and shareholders' equity	$46,089	$37,334
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Expenses
Research and development (note 14)	$5,811	$3,678	$13,051	$10,590
General and administrative (note 14)	5,237	2,382	11,891	7,826
Loss before the following	(11,048)	(6,060)	(24,942)	(18,416)
Change in fair value of warrant derivative (note 6)	515	(17)	439	9
Foreign exchange gain (loss)	310	1,525	(83)	1,939
Interest income, net	305	146	837	214
Loss before income taxes	(9,918)	(4,406)	(23,749)	(16,254)
Income tax expense	(7)	(2)	(54)	(27)
Net loss	(9,925)	(4,408)	(23,803)	(16,281)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	101	270	(7)	335
Net comprehensive loss	$(9,824)	$(4,138)	$(23,810)	$(15,946)

Basic and diluted loss per common share (note 9)	$(0.14)	$(0.08)	$(0.36)	$(0.28)
Weighted average number of shares (basic and diluted) (note 9)	69,803,255	58,325,075	65,565,890	57,529,973
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2021	$391,348	$3,618	$34,161	$388	$(393,416)	$36,099
Net loss and other comprehensive loss	—	—	—	335	(16,281)	(15,946)
Issued pursuant to stock option plan (notes 7, 8)	20	—	(8)	—	—	12
Issued pursuant to incentive share award plan (notes 7, 8)	98	—	(98)	—	—	—
Expiry of equity warrant agreement	—	(3,618)	3,618	—	—	—
Issued pursuant to "At the Market" Agreement (note 7)	7,160	—	—	—	—	7,160
Share issue costs (note 7)	(558)	—	—	—	—	(558)
Share-based compensation expense (note 8)	—	—	1,629	—	—	1,629
As at September 30, 2022	$398,068	$—	$39,302	$723	$(409,697)	$28,396

As at December 31, 2022	$404,040	$—	$40,051	$662	$(418,251)	$26,502
Net loss and other comprehensive loss	—	—	—	(7)	(23,803)	(23,810)
Issued pursuant to stock option plan (notes 7, 8)	662	—	(256)	—	—	406
Issued pursuant to "At the Market" Agreement (note 7)	9,128	—	—	—	—	9,128
Issued pursuant to public offering (notes 7, 8)	17,724	—	638	—	—	18,362
Share issue costs (note 7)	(2,728)	—	—	—	—	(2,728)
Share-based compensation expense (note 8)	—	—	1,158	—	—	1,158
As at September 30, 2023	$428,826	$—	$41,591	$655	$(442,054)	$29,018
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Nine Months Ended September 30,
	2023	2022
Operating Activities
Net loss for the period	$(23,803)	$(16,281)
Depreciation - property and equipment (note 14)	62	71
Depreciation - right-of-use-assets (note 14)	234	222
Share-based compensation expense (notes 8, 14, 15)	1,158	1,629
Compensation warrant expenses (note 8)	151	—
Interest expense on lease liabilities	53	64
Unrealized foreign exchange loss (gain)	21	(1,663)
Change in fair value of warrant derivative (note 6)	(439)	(9)
Net change in non-cash working capital (note 13)	239	(1,449)
Cash used in operating activities	(22,324)	(17,416)
Investing Activities
Acquisition of property and equipment	(5)	(56)
Maturities of marketable securities	20,230	—
Cash provided by (used in) investing activities	20,225	(56)
Financing Activities
Proceeds from exercise of stock options (note 8)	406	12
Proceeds from "At the Market" equity distribution agreement (note 7)	8,790	6,602
Proceeds from public offering (note 7)	21,359	—
Payment of lease liabilities	(303)	(279)
Cash provided by financing activities	30,252	6,335
Increase (decrease) in cash and cash equivalents	28,153	(11,137)
Cash and cash equivalents, beginning of period	11,666	41,262
Impact of foreign exchange on cash and cash equivalents	162	2,237
Cash and cash equivalents, end of period	$39,981	$32,362
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 1: Nature of Operations
Oncolytics Biotech Inc. was incorporated on April 2, 1998, under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Market and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue S.W., Calgary, Alberta, Canada.
We are a clinical-stage biopharmaceutical company developing pelareorep, a safe and well-tolerated intravenously delivered immunotherapeutic agent that activates the innate and adaptive immune systems and weakens tumor defense mechanisms. This improves the ability of the immune system to fight cancer, making tumors more susceptible to a broad range of oncology treatments. Our primary focus is to advance our programs in hormone receptor-positive / human epidermal growth factor 2-negative (HR+/HER2-) metastatic breast cancer and advanced/metastatic pancreatic ductal adenocarcinoma to phase 3 licensure-enabling studies. In addition, we are exploring opportunities for registrational programs in other gastrointestinal cancers through our GOBLET platform study.
We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development efforts. As at September 30, 2023, we had an accumulated deficit of $442,054. We do not expect to generate significant revenues until and unless pelareorep becomes commercially viable. To date, we have funded our operations mainly through issuing additional capital via public offerings, equity distribution arrangements, and the exercise of warrants and stock options. There can be no assurance that we will be able to raise additional funds through the sale of our common shares. Failure to raise additional capital would have a material adverse impact on our business, results of operations, and financial condition. As at September 30, 2023, we had cash and cash equivalents of $39,981. We believe we have sufficient existing cash resources to fund our presently planned operations for at least the next twelve months from the balance sheet date.
The full extent to which external factors outside of our control, including those related to the coronavirus infectious disease 2019 ("COVID-19") pandemic, global political conflicts, and financial institution failures, may directly or indirectly impact our business, results of operations and financial condition, including our ability to finance our operations, expenses, clinical trials, and research and development costs, will depend on future developments that are evolving and highly uncertain. We considered the potential impact of these events, including global supply chain disruptions, inflation, rising interest rates, and liquidity, when making certain estimates and judgments relating to the preparation of these condensed interim consolidated financial statements. While there was no material impact to our condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2023, our future assessment of the magnitude and duration of COVID-19, global political conflicts, and bank failures, as well as other factors, could result in a material impact to our consolidated financial statements in future reporting periods.

Note 2: Basis of Presentation

Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and in compliance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB").
Our condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, were authorized for issue in accordance with a resolution of the Board of Directors on November 2, 2023.
Basis of presentation
These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these condensed interim consolidated financial statements

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

should be read in conjunction with our most recent annual audited consolidated financial statements for the year ended December 31, 2022.
Our condensed interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries, Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc, and are presented in Canadian dollars, our functional currency.
Use of estimates
The preparation of our condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Actual results could differ from such estimates.

Note 3: Material Accounting Policies
The accounting policies applied in these condensed interim consolidated financial statements are the same as those applied in our audited consolidated financial statements for the year ended December 31, 2022.
Adoption of New Accounting Standards

IAS 1 Presentation of Financial Statements
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and example to help entities apply materiality judgements to accounting policy disclosures. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our condensed interim consolidated financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies, and the correction of errors. Also, the amendments clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our condensed interim consolidated financial statements.

IAS 12 Income Taxes
In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments became effective on January 1, 2023. Adopting the amendments did not have a material impact on our condensed interim consolidated financial statements.
Accounting Standards and Interpretations Issued but Not Yet Effective
IAS 1 Classification of Liabilities as Current or Non-Current
In October 2022, the IASB issued amendments to clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability, in addition to the amendment from January 2020 where the IASB issued amendments to IAS 1 Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date. These amendments specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least 12 months, provided that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability and clarify when a liability is considered settled. The amendments are effective for annual periods beginning on or after January 1, 2024, and are to be applied retrospectively. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 4: Balance Sheet Details
Cash equivalents
Cash equivalents consist of interest-bearing deposits with our bank totaling $36,258 as at September 30, 2023 (December 31, 2022 – $9,501).
Other receivables
In 2019, we entered into a co-development agreement with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1. This phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. As at September 30, 2023, we recorded $575 (US$425) (December 31, 2022 - $488 (US$360)) in other receivables related to BRACELET-1 cost due from Pfizer.
Prepaid expenses
In 2022, we paid deposits to our manufacturer related to the production of pelareorep required for our clinical trial program. We classify the related prepaid expenses as current or non-current based on the timing of when we expect to receive services. As at September 30, 2023, we recorded $1,614 in current prepaid expenses and nil in non-current prepaid expenses (December 31, 2022 - $1,327 and $998, respectively).
Accounts payable and accrued liabilities

	September 30, 2023	December 31, 2022
Trade payables	$2,187	$2,252
Accrued liabilities	2,349	1,398
	$4,536	$3,650

Note 5: Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate, as rates implicit in the leases were not readily determinable. The weighted average rate applied was 15%.
During the nine months ended September 30, 2023, we extended the office lease for our subsidiaries, for which we recorded an addition of $392 to the lease liability and right-of-use asset. Under the terms of the lease, we have the option to extend the lease term for one of our subsidiaries for an additional three years. We did not include the extension option in the lease term as we were not reasonably certain to exercise the option.
Our total undiscounted lease liabilities as at September 30, 2023, were as follows:

September 30, 2023
Less than one year	$262
One to five years	362
More than five years	—
Total undiscounted lease liabilities	$624

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 6: Warrant derivative
Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through profit and loss. Our warrants with an exercise price in U.S. dollars meet this requirement. The fair value of these warrants is presented as a liability on our consolidated statement of financial position. As these warrants are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these warrants expire, the non-cash warrant liability is reversed through the consolidated statement of loss and comprehensive loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.
Changes in the value of our warrant derivative were as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative
As at December 31, 2021	64,035	$56
Change in fair value	—	20
Foreign exchange impact	—	3
As at December 31, 2022	64,035	$79
Issued pursuant to public offering	7,667,050	7,360
Discount on warrants issued	—	(1,822)
Amortization of discount on warrants issued	—	55
Change in fair value	—	(494)
Foreign exchange impact	—	20
As at September 30, 2023	7,731,085	$5,198
On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one common share purchase warrant ("warrant"), which were immediately separable and issued separately in this offering. Each warrant entitles the holder to purchase one common share at an exercise price of US$2.81 up to 60 months from the date of issuance. The expiry of the warrants may be accelerated by the Company at any time prior to the expiry date if the volume weighted average price (if applicable, as converted to U.S. dollars at the Bank of Canada posted rate for the respective trading day) of the issued and outstanding common shares on the Toronto Stock Exchange or such other principal stock exchange on which the common shares are listed and posted for trading is greater than US$6.50 for any 20 consecutive trading days, at which time the Company may, within 10 business days, accelerate the expiry date by issuing a press release announcing the reduced warrant term whereupon the warrants will expire on or after the 75th calendar day after the date of such press release.
These warrants were classified as a financial liability. Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. The difference between the fair value of the warrants and their allocated proceeds was a discount of $1,822, which is amortized on a straight-line basis over the five-year expected life of the warrants and recorded under change in fair value of warrant derivative on our condensed interim consolidated statement of loss and comprehensive loss.
We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates with an approximate equivalent remaining term in effect at the time of valuation, and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

The estimated fair value of the warrant derivative with an exercise price of US$2.81 was determined using the following assumptions:

	September 30, 2023	September 7, 2023	August 8, 2023
Underlying share price	US$2.20	US$2.39	US$2.26
Risk-free interest rate	4.3%	3.9%	3.8%
Expected life	4.86 years	5.00 years	5.00 years
Expected volatility	36.5%	36.5%	36.5%
Expected dividend yield	Nil	Nil	Nil
Fair value per warrant	US$0.66	US$0.79	US$0.70
Warrant derivative outstanding as at September 30, 2023, were as follows:

Exercise price	Issuance date	Expiry date	Number of Warrants Outstanding
US$0.90	August 16, 2019	August 16, 2024	64,035
US$2.81	August 8, 2023	August 8, 2028	6,667,000
US$2.81	September 7, 2023	August 8, 2028	1,000,050
			7,731,085

Note 7: Share Capital
Authorized
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2021	55,043,789	$391,348
Issued pursuant to stock option plan	8,333	20
Issued pursuant to incentive share award plan	40,560	98
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)(b)	6,235,232	13,338
Share issue costs	—	(764)
As at December 31, 2022	61,327,914	$404,040
Issued pursuant to stock option plan	198,643	662
Issued pursuant to "At the Market" (ATM) equity distribution agreement(b)	4,205,240	9,128
Issued pursuant to public offering(c)	7,667,050	17,724
Share issue costs	—	(2,728)
As at September 30, 2023	73,398,847	$428,826
(a)On March 5, 2021, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$80,000 over a 16-month period through the facilities of the Nasdaq Capital Market in the United States. This distribution agreement was terminated on June 16, 2022. During the nine months ended September 30, 2022, we sold 2,719,770 common shares for gross proceeds of $5,744 (US$4,560) at an average price of $2.11 (US$1.68). We received proceeds of $5,572 (US$4,423) after commissions of $172 (US$137). In total, we incurred share issue costs (including commissions) of $209.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

(b)On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the nine months ended September 30, 2023, we sold 4,205,240 (September 30, 2022 - 893,990) common shares for gross proceeds of $9,128 (US$6,764) (September 30, 2022 - $1,416 (US$1,083)) at an average price of $2.17 (US$1.61) (September 30, 2022 - $1.58 (US$1.21)). We received proceeds of $8,854 (US$6,561) (September 30, 2022 - $1,374 (US$1,051)) after commissions of $274 (US$203) (September 30, 2022 - $42 (US$32)). In total, we incurred share issue costs (including commissions) of $338 (September 30, 2022 - $348).
(c)On August 8, 2023, pursuant to an underwritten public offering, we issued 6,667,000 units for gross proceeds of $20,185 (US$15,001) at a price of US$2.25 per unit. On September 7, 2023, pursuant to the over-allotment option exercised by the underwriter, we issued an additional 1,000,050 units for gross proceeds of $3,077 (US$2,250) at a price of US$2.25 per unit. Each unit consisted of one common share and one warrant, which were immediately separable and issued separately in this offering. These warrants were classified as a financial liability (see Note 6). Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, which resulted in $17,724 recorded in share capital and an initial warrant derivative liability of $7,360. In consideration of the services rendered by the underwriter, we issued 536,693 compensation warrants (see Note 8). In total, we incurred transaction costs of $3,130 (including a fair value of $638 (US$473) for the compensation warrants), of which $2,390 were allocated to share issue costs and $740 were allocated to operating expenses, based on the relative fair values of the common share and warrant of each unit.

Note 8: Share-Based Compensation
Stock options and share awards
(a)Our amended and restated Stock Option Plan and Share Award Plan (collectively, the "Equity Incentive Plans") were approved by our shareholders at the annual general meeting of shareholders on May 9, 2023. Pursuant to our Equity Incentive Plans, we may grant stock options, restricted share awards, and performance share awards. The number of common shares reserved for issuance under our Equity Incentive Plans in aggregate shall not exceed 14% of the total number of issued and outstanding common shares from time to time. At September 30, 2023, we reserved 10,275,839 common shares for issuance relating to our Equity Incentive Plans. Our share-based compensation expense was $599 and $1,158 for the three and nine months ended September 30, 2023, respectively (September 30, 2022 - $500 and $1,629, respectively).
(b)Our stock option activity for the nine months ended September 30 was as follows:

	2023		2022
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	5,963,185	2.91	5,334,420	3.53
Granted	802,500	2.77	292,500	1.39
Forfeited	(69,867)	2.73	(62,962)	3.83
Expired	(5,263)	27.46	(255,894)	7.36
Exercised	(198,643)	2.04	(8,333)	1.45
Outstanding, end of the period	6,491,912	2.90	5,299,731	3.23
Exercisable, end of the period	4,895,741	2.97	3,529,741	3.44

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2023:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.14 - $1.89	922,498	1.04	1.43	884,998	1.42
$1.90 - $3.05	2,433,432	3.34	2.48	1,183,510	2.45
$3.06 - $3.29	1,467,500	1.20	3.17	1,467,500	3.17
$3.30 - $3.75	1,363,131	2.12	3.42	1,054,382	3.43
$3.76 - $16.53	305,351	1.48	7.04	305,351	7.04
	6,491,912	2.19	2.90	4,895,741	2.97

Option grants vest either immediately or annually over periods ranging from one to three years.

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

The estimated fair value of stock options granted during the nine months ended September 30 were determined using the following weighted average assumptions:

	2023	2022
Risk-free interest rate	4.5%	2.9%
Expected life	3.00 years	3.00 years
Expected volatility	76.9%	108.5%
Expected dividend yield	Nil	Nil
Weighted average fair value of options	$1.46	$0.92
(c)Our share award activity for the nine months ended September 30 was as follows:

	2023	2022
Outstanding, beginning of the period	—	40,560
Granted(1)	150,500	—
Released	—	(40,560)
Outstanding, end of the period	150,500	—
(1)The weighted average fair value of the RSAs granted was $2.76 in 2023.
We have granted restricted share awards ("RSAs") to non-employee directors, officers, and employees of the Company. Grants of RSAs to non-employee directors vest either immediately, on the third-anniversary date from the grant date, or when the director ceases to be a member of the board. Grants of RSAs to officers and employees vest over a three-year period.
Compensation warrants
During the nine months ended September 30, 2023, in consideration of the services rendered by the underwriter as part of a public offering (see Note 7(c)), we issued 536,693 compensation warrants. Each compensation warrant is exercisable into one common share at an exercise price of US$2.25 up to 60 months from the date of issuance.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

We use the Black-Scholes valuation model to estimate the fair value of the services rendered. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates with an approximate equivalent remaining term in effect at the time of valuation, and the expected life represents the estimated length of time the warrants are expected to remain outstanding. We used the following weighted average assumptions:

Underlying share price	US$2.28
Risk-free interest rate	3.8%
Expected life	5.00 years
Expected volatility	36.5%
Expected dividend yield	Nil
Weighted average fair value of options	US$0.88
The resulting fair value of $638 (US$473) was included as part of the public offering transaction costs, which were allocated to share issue costs and operating expenses based on the relative fair values of the common share and warrant of each unit issued. No compensation warrants were exercised during the nine months ended September 30, 2023.

Note 9: Loss Per Common Share

Loss per common share is calculated by dividing net loss for the period and the weighted average number of common shares outstanding for the three and nine months ended September 30, 2023, of 69,803,255 and 65,565,890, respectively (September 30, 2022 - 58,325,075 and 57,529,973, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Commitments

We are committed to payments totaling approximately $12,300 for activities mainly related to our clinical trial and manufacturing programs, which are expected to occur over the next three years. We are able to cancel most of these agreements with notice.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 11: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities, including our clinical trial program, product manufacturing, administrative costs, and intellectual property expansion and protection. We include shareholders' equity, cash and cash equivalents, and marketable securities in the definition of capital.

	September 30, 2023	December 31, 2022
Cash and cash equivalents	$39,981	$11,666
Marketable securities	$—	$20,472
Shareholders' equity	$29,018	$26,502

We have no debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments and potential contingent obligations relating to completing our research and development of pelareorep.
In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the associated costs. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.
Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that are converted to common shares upon exercise. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.
On June 16, 2022, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries. We may also sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be affected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received from using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 16, 2024.
Our Base Shelf allowed us to enter our ATM equity distribution agreements and 2023 public offering (see Note 7). We use these equity arrangements to assist us in achieving our capital objective. These arrangements provide us with the opportunity to raise capital and better manage our cash resources.
We are not subject to externally imposed capital requirements, and there have been no changes in how we define or manage our capital in 2023.

Note 12: Financial Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, marketable securities, other receivables, accounts payable and accrued liabilities, and warrant derivative. As at September 30, 2023, and December 31, 2022, the carrying amount of our cash

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

and cash equivalents, marketable securities, other receivables, and accounts payable and accrued liabilities approximated their fair value due to their short-term maturity. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and, therefore, do not trade on an active market. As at September 30, 2023, the fair value of our warrant derivative was $5,198 (December 31, 2022 - $79) (see Note 6).
Financial risk management
Credit risk
Credit risk is the risk of a financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and other receivables from Pfizer in connection with the BRACELET-1 study (see Note 4) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables from Pfizer.
We mitigate our exposure to credit risk connected to our cash and cash equivalents by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign-domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts. Our foreign-domiciled bank accounts are used solely for the purpose of settling accounts payable and accrued liabilities or payroll.
Interest rate risk
Interest rate risk is the risk that a financial instrument's fair value or future cash flows will fluctuate because of changes in market interest rates. We hold our cash and cash equivalents in bank accounts or high-interest investment accounts with variable interest rates. We mitigate interest rate risk through our investment policy that only allows the investment of excess cash resources in investment-grade vehicles while matching maturities with our operational requirements.
Fluctuations in market interest rates do not significantly impact our results of operations due to the short-term maturity of the investments held.
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, as a portion of our financial assets and liabilities are denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2023 by approximately $216.
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies by purchasing foreign currencies or receiving foreign currencies from financing activities to settle our foreign accounts payable.
Significant balances in foreign currencies at September 30, 2023, were as follows:

U.S. dollars
Cash and cash equivalents	$27,834
Accounts payable and accrued liabilities	(2,291)
Warrant derivative	(3,842)
$21,701
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty meeting obligations associated with financial liabilities. We manage liquidity risk by managing our capital structure as outlined in Note 11. Accounts payable and accrued liabilities are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Note 13: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Nine Months Ended September 30,
	2023	2022
Change in:
Other receivables	$(109)	$369
Prepaid expenses	(703)	(2,571)
Accounts payable and accrued liabilities	886	1,333
Other liabilities	93	(352)
Non-cash impact of foreign exchange	72	(228)
Change in non-cash working capital related to operating activities	$239	$(1,449)

Other Cash Flow Disclosures

	Nine Months Ended September 30,
	2023	2022
Cash interest received	$1,046	$278
Cash taxes paid	$93	$46

Note 14: Components of Expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Research and development expenses
Clinical trial expenses	$1,010	$1,364	$2,941	$3,675
Manufacturing and related process development expenses	2,979	651	4,856	1,671
Intellectual property expenses	84	60	327	416
Translational science expenses	—	110	—	250
Personnel-related expenses	1,317	1,187	4,071	3,592
Share-based compensation expense	399	274	735	911
Other expenses	22	32	121	75
	$5,811	$3,678	$13,051	$10,590
General and administrative expenses
Public company-related expenses	$4,180	$1,371	$8,868	$4,787
Office expenses	754	688	2,304	2,028
Share-based compensation expense	200	226	423	718
Depreciation - property and equipment	20	23	62	71
Depreciation - right-of-use assets	83	74	234	222
	$5,237	$2,382	$11,891	$7,826
Our research and development personnel-related expenses included employee compensation and benefits of $1,317 and $4,071 for the three and nine months ended September 30, 2023, respectively (September 30, 2022 - $1,187 and $3,552, respectively).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
For the three and nine months ended September 30, 2023
(in thousands of Canadian dollars, except share amounts and where indicated)

Our general and administrative office expenses included employee compensation and benefits of $645 and $1,972 for the three and nine months ended September 30, 2023, respectively (September 30, 2022 - $573 and $1,721, respectively).

Note 15: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel comprise the Board of Directors, Executive Officers, President, and Vice Presidents.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Compensation and short-term benefits	$1,010	$812	$3,036	$2,405
Share-based compensation expense	541	359	941	1,128
	$1,551	$1,171	$3,977	$3,533